August 9, 2023

Via EDGAR (filed as Correspondence)

Jane Park
Amanda Ravitz
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:    Xylem Inc.
        Definitive Proxy Statement on Schedule 14A
        Filed April 3, 2023
        File No. 001-35229

Dear Mmes. Park and Ravitz:

We are writing in response to the comments we received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated July 28, 2023 regarding the above-referenced filing of Xylem Inc. (“Xylem” or the “Company” or “we”). For ease of reference, we have also reproduced below the text of the Staff’s comments in italics directly above the Company’s responses.

1.We note that you have included Revenue as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please include your Company-Selected Measure in the Tabular List provided pursuant to Regulation S-K Item 402 (v)(6).

We confirm that we will revise the Company’s future proxy disclosures in accordance with this comment from the Staff.

2.Refer to the reconciliation tables in the footnotes to your pay versus performance table. It is unclear what amounts are reflected in the rows titled "Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year." Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the "year over year" change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(C)(iv) of Regulation S-K.

We confirm that we calculated these values as the difference between the fair value as of the end of the prior fiscal year-end and the vesting date. We will make that label clear in future proxy disclosures in accordance with this comment from the Staff.

We appreciate the Staff’s time and consideration of our 2023 proxy disclosures. Please feel free to contact me at kelly.oshea@xylem.com or by phone at (914) 874-9196 if you would like to discuss this matter further or have any questions.

Sincerely,

/s/ Kelly C. O’Shea

Kelly C. O’Shea
Vice President, Corporate Secretary and Senior Managing Counsel, Corporate

cc:     Dorothy G. Capers, Senior Vice President, General Counsel, Xylem Inc.
Claudia S. Toussaint, Senior Vice President, Chief People and Sustainability Officer, Xylem Inc.